Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 1 (Form S-8) to the Registration Statement (Form S-4 No. 333-132420) pertaining to the Maxtor Corporation Amended and Restated 1996 Stock Option Plan, the Maxtor Corporation 2005 Performance Incentive Plan and the Quantum Corporation Supplemental Stock Option Plan of our reports dated August 1, 2005, with respect to the consolidated financial statements of Seagate Technology included in its Annual Report (Form 10-K) for the year ended July 1, 2005, and Seagate Technology management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Seagate Technology, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Palo Alto, California

May 23, 2006